FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

This Fee Waiver and Expense Assumption Agreement (the “Agreement”) made this 28th day of October,

2013, by and between Quaker Investment Trust, a Massachusetts  business trust (the “Trust”), on behalf of the

Quaker Event Arbitrage Fund (the “Fund”), and Quaker Funds, Inc., a Pennsylvania corporation (the “Adviser”).

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, on behalf of the Fund (the “Advisory Agreement”), pursuant to which the Adviser provides various services for the Fund, and for which the Adviser is compensated based on the Fund’s average net assets;

WHEREAS,  the  Fund  was  created  for  the  purpose  of  reorganizing  the  assets  and  liabilities  (the “Reorganization”) of the Pennsylvania Avenue Event-Driven Fund into the Fund; and

WHEREAS,  the Fund, as the surviving entity in the Reorganization,  and the Adviser have determined that it is appropriate  and in the best interests of the Fund and its shareholders  to enter into the Agreement  in connection with the operation of the Fund as described below.

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver by Adviser.   The Adviser has agreed to waive its management fees and/or assume expenses to the extent necessary to reduce the Fund’s expenses (excluding 12b-1 fees) (“Fund Expenses”)  when they exceed 1.74% of the Fund’s average  daily net assets (the “Annualized Expense Ratio”).

2.
Duty to Reimburse Adviser.   If, at any time, the Fund’s annualized expenses are less than the Annualized Expense Ratio, the Trust, on behalf of the Fund, shall reimburse the Adviser for any fees  previously  waived  and/or  expenses  previously  assumed;  provided,  however,  that  the repayment  shall be payable  only to the extent that it: (a) can be made during the three years following the time at which the Adviser waived fees or assumed expenses for the Fund under this Agreement; and (b) can be repaid without causing the Fund Expenses to exceed the Annualized Expense Ratio.

3.	Assignment. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Trust.

4.
Duration and Termination.  This Agreement shall continue in effect from October 28, 2013 until October 28, 2014.  This Agreement shall automatically terminate upon the termination of the Advisory Agreement or, with respect to the Fund, in the event of its merger or liquidation.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

QUAKER FUNDS, INC.	QUAKER INVESTMENT TRUST

By: /s/ Justin Brundage	By: /s/ Jeffry H. King
Name: Justin Brundage	Name : Jeffry H. King
Title: President	Title: Chairman